SEALSQ CORP.

Avenue Louis-Casaï 58

1216 Cointrin, Switzerland

December 30, 2024

To the Holders of the July 2023, January 2024 and January 2024 Ordinary Share Purchase Warrants

Re: Inducement Offer to Exercise Existing Ordinary Share Purchase Warrants

Dear Holder:

SEALSQ Corp. (the “Company”) is pleased to offer to you the opportunity to exercise (i) the July 2023 warrants (the “First Tranche Warrants”) to purchase ordinary shares par value $0.01 per share of the Company (the “Ordinary Shares”), (ii) the January 2024 warrants (the “Second Tranche Warrants”) to purchase Ordinary Shares and (iii) the January 2024 warrants (the “Third Tranche Warrants” and collectively with the First Tranche Warrants and the Second Tranche Warrants, the “Warrants”) to purchase Ordinary Shares currently held by you (the “Holder,” and collectively with the other holders of Warrants, the “Holders”) “you” or similar terminology). The resale by the Holders of the number of Ordinary Shares underlying the Second Tranche Warrants that each Holder agrees to exercise on terms set forth herein and as set forth on the signature page hereto is registered pursuant to registration statement on Form F-1 (File No. 333-276877) (the “Second Tranche Registration Statement”) and the resale by the Holders of the number of Ordinary Shares underlying the Third Tranche Warrants that each Holder agrees to exercise on terms set forth herein and as set forth on the signature page hereto is registered pursuant to registration statement on Form F-1 (File No. 333-278685 ) (the “Third Tranche Registration Statement” and collectively with the Second Tranche Registration Statement, the “Registration Statements”). Each of the Registration Statements is currently effective and the respective prospectuses contained therein are current and, upon exercise of the Second Tranche Warrants and the Third Tranche Warrants pursuant to this letter agreement, will be effective and current ( as applicable) for the resale of the Ordinary Shares underlying the Second Tranche Warrants and the Third Tranche Warrants if sold pursuant thereto..

In consideration for exercising on or prior to 5:00. p.m. New York, New York Time January 3, 2025, the Warrants held by you and set forth on your signature page hereto (the “Warrant Exercise”) the exercise price per Ordinary Share issuable upon exercise of a Warrant (a “Warrant Share”) shall be reduced to $1.65 per Warrant Share payable in cash and the number of Warrant Shares issuable upon the exercise of such First Tranche Warrants, Second Tranche Warrants and Third Tranche Warrants, shall be increased such that the aggregate exercise price payable upon the exercise of such Warrants after taking into account the decrease in exercise price of such Warrants agreed hereunder shall be equal to the aggregate exercise price of such Warrants prior to such adjustment; provided, however, that in the event that no effective registration statement and current prospectus with respect to the purchase of the Warrant Shares underlying the First Tranche Warrants is available on or prior to 9:00 a.m. New York, New York Time on January 3, 2025, the exercise price of the Warrant Shares underlying the First Tranche Warrants shall be further reduced to (and shall thereafter remain at) $1.30 per share and the number of Warrant Shares issuable upon the exercise of the First Tranche Warrants shall be further increased such that the aggregate exercise price payable upon the exercise of such First Tranche Warrants after taking into account the additional decrease in exercise price of such First Tranche Warrants agreed hereunder shall be equal to the aggregate exercise price of such First Tranche Warrants prior to such adjustment. The Company acknowledges that Annex A is a part of this letter agreement.

Expressly subject to the paragraph immediately following this paragraph below the Holder may accept this offer by signing this letter below on or before 12:00 p.m. (noon), New York, New York Time, on December 30, 2024 (the “Execution Time”)., with such acceptance constituting the Holder’s agreement to exercise in full on or prior to 5:00. p.m. New York, New York Time on January 3, 2025, the Warrants for an aggregate exercise price set forth on the Holder’s signature page hereto (the “Warrants Exercise Price”).

The Company agrees to the representations, warranties and covenants set forth on Annex A attached hereto.

The Holder represents and warrants that, as of the date hereof it is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

By execution hereof, the Company and the Holders agree to waive the obligation of the Company and the Holders set forth in (i) Sections 4.19 of the Securities Purchase Agreement dated as of December 12, 2024, by and among the Company and the Holders, to close an additional convertible note tranche in an aggregate principal amount of $10.0 million pursuant to that certain securities purchase agreement, dated July 11, 2023, as amended, by January 16, 2025, and (ii) 4.15 [capital changes] in each of the Securities Purchase Agreements, dated as of December 12, 2024, December 16, 2024 and December 17, 2024 by and among the Company and the Holders.

If this offer is accepted and the transaction documents are executed by the Execution Time, then on or before 12:00 p.m. (noon), New York, New York Time, on the date hereof, the Company shall issue a press release and/or file a Report on Form 6-K with the Securities and Exchange Commission (the “Commission”) disclosing all material terms of the transactions contemplated hereunder, including attaching this form of this letter agreement as an exhibit thereto to the Form 6-K with the Commission. From and after the issuance of such press release or filing of such of such Report on Form 6-K, as applicable, the Company represents to you that it shall have publicly disclosed all material, non-public information delivered to you by the Company, or any of its respective officers, directors, employees or agents in connection with the transactions contemplated hereunder. In addition, effective upon the issuance of such press release and/or filing of such Report on Form 6-K, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and you and your Affiliates on the other hand, shall terminate. The Company represents, warrants and covenants that, upon acceptance of this offer, and upon issuance of the Warrant Shares, the Warrant Shares shall be issued free of any legends or restrictions on resale by Holder.

No later than the earlier of January 3, 2025 or one trading day after the Holder delivers the exercise notice the closing of each Warrant exercise (each a “Closing”) shall occur at such location as the parties shall mutually agree. Settlement of the Warrant Shares shall occur via “DWAC (i.e., on the applicable Closing Date, the Company shall issue the Warrant Shares registered in the Holder’s name and address provided to the Company in writing and released by the Transfer Agent directly to the account(s) identified by the Holder). The date of the Closing of the exercise of the applicable Warrants shall be referred to as the “Closing Date.”

[Signture Pages to Follow]

SEALSQ CORP.

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	Chief Executive Officer

By:	/s/ John O’Hara
Name:	John O’Hara
Title:	Chief Financial Officer

[Holder Signature Page Follows]

[Signature Page to SEALSQ Corp. Inducement Letter]

Accepted and Agreed to:

Name of Holder: L1 Capital Global Opportunities Master Fund

Signature of Authorized Signatory of Holder: /s/ David Feldman

Name of Authorized Signatory: David Feldman

Title of Authorized Signatory: Portfolio Manager

			New	Exercise
		Exercise price assumption	number	value
	1,843,62
First tranche warrants	0	1.65	2,234,691	3,687,240
Number of second tranche
warrants	213,678	1.65	259,004	427,356
Number of third tranche
warrants	213,868	1.65	259,234	427,736
				$4,542,332

[Signature Page to SEALSQ Corp. Inducement Letter]

Accepted and Agreed to:

Name of Holder: Anson Investments Master Fund LP

Signature of Authorized Signatory of Holder: /s/ Amin Nathoo

Name of Authorized Signatory: Amin Nathoo

Title of Authorized Signatory: Director, Anson Advisors Inc.

Number of First Tranche Warrants: 1,843,620 @ $2.00 becomes 2,234,691 @ $1.65

Number of Second Tranche Warrants: 2,288,678 @ $2.00 becomes 2,774,155 @ $1.65

Number of Third Tranche Warrants 2,113,868 @ $2.00 becomes 2,562,264 @$ 1.65

Aggregate Warrant Exercise Price being exercised on or prior to January 3, 2025: $12,492,331.50

[Signature Page to SEALSQ Corp. Inducement Letter]

Annex A

Representations, Warranties and Covenants of the Company. The Company hereby makes the following representations and warranties to the Holder:

a)  SEC Reports. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein “SEC Reports”). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading except as otherwise noted in a subsequent SEC Report. The Company has never been an issuer subject to Rule 144(i) under the Securities Act.

b)  Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this letter agreement and otherwise to carry out its obligations hereunder. The execution and delivery of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, its board of directors or its stockholders in connection herewith. This letter agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

c)  No Conflicts. The execution, delivery and performance of this letter agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate or articles of incorporation, bylaws or other organizational or charter documents; or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any liens, claims, security interests, other encumbrances or defects upon any of the properties or assets of the Company in connection with, or give to others any rights of termination, amendment, acceleration or cancellation ( with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which such Company is a party or by which any property or asset of the Company is bound or affected; or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected, except, in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a material adverse effect upon the business, prospects, properties, operations, condition (financial or otherwise) or results of operations of the Company, taken as a whole, or in its ability to perform its obligations under this letter agreement.

d)  [Reserved].

e)  Trading Market. The transactions contemplated under this letter agreement comply with all the rules and regulations of The Nasdaq Capital Market.

f)  Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of this letter agreement, other than: the filings required pursuant to this letter agreement.

g)  Listing of Ordinary Shares. The Company will then take all action reasonably necessary to continue the listing and trading of its Ordinary Shares on the Nasdaq and will comply in all respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Nasdaq. The Company agrees to maintain the eligibility of the Ordinary Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.